02046974

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333-14194

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

P.E. 7/1/02

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

SEC MAIL PROCESSING RECEIVED JUL 2 2 2002 WASH. D.C. 165 SECTION

For the month of July 2002

TMM Group

(Translation of registrant's name into English)

Avenida de la Cúspide No. 4755, Colonia Parques del Pedregal, Delegación Tlalpan, México City, D.F., C.P. 14010 México

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-_______________.]

PROCESSED
JUL 2 4 2002
THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo TMM, S.A. de C.V.
(Registrant)

Date July 19, 2002

By ____________________
(Signature)*

Name: Jacinto Marina
Title: Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

CONTENTS

Grupo TMM

GRUPO TMM COMPANY CONTACT:
Jacinto Marina, Chief Financial Officer
011-525-55-629-8790
(jacinto.marina@tmm.com.mx)
Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725
(brad.skinner@tmm.com.mx)
Luis Calvillo, Executive Vice President
And Media Relations
011-525-55-629-8758
(luis.calvillo@tmm.com.mx)

AT DRESNER CORPORATE SERVICES:
Kristine Walczak (general investors, analysts and media)
312-726-3600 (kwalczak@dresnerco.com)

FOR IMMEDIATE RELEASE
TUESDAY, JULY 16, 2002

GRUPO TMM COMPLETES GOVERNMENTAL REVIEW FOR RECLASSIFICATION OF "A" AND "L" SHARES

Special Shareholder Meeting To Be Held No Later Than August 30, 2002

Mexico City, July 16, 2002 - Grupo TMM, S.A. de C.V. ("Grupo TMM", NYSE: TMM and TMM/L), owner of the controlling interest in Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V. ("Grupo TFM"), announced that it has completed all necessary reviews by the United States and Mexican governments for the reclassification of its class "A" and class "L" shares of common stock.

The merger of Grupo TMM (formerly Grupo Servia) and TMM became effective on December 27, 2001, thereby changing the company's ticker symbols to "TMM" ("A" shares) and TMM/L ("L" shares). The company's A shares represent 75 percent of the equity of Grupo TMM, and once the A and L shares are reclassified, all shares will be traded as "TMM". A special shareholders meeting to receive consent for the reclassification of the two classes of stock will be held no later than August 30, 2002. The company will announce a specific date once set.

Javier Segovia, president of Grupo TMM, commented, "We are pleased that we have met all regulatory conditions for the share reclassification. With only one class of stock, Grupo TMM's capital structure will be more transparent, and the company will have greater flexibility. In addition, the move to a one share class standard puts the company more closely in line with international corporate governance practice and capital market expectations."

If the share reclassification is approved by the shareholders, the conversion should become effective during the first few days of September 2002. The conversion ratio is one for one.

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Headquartered in Mexico City, Grupo TMM is the premier Mexican multimodal transportation company and logistics provider. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services within Mexico. Grupo TMM also has the controlling interest in Transportación Ferroviaria Mexicana (TFM), which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Visit Grupo TMM's web site at http://www.grupotmm.com.mx, TFM's web site at http://www.gtfm.com.mx. Both sites offer Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company's reorganization and asset sale programs; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses, and, if necessary, the ability of the Company to refinance its indebtedness on favorable terms. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.